                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                     ---------------------------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                    SHELTER PROPERTIES I LIMITED PARTNERSHIP
                       (Name of Subject Company (Issuer))


                        AIMCO PROPERTIES, L.P. -- OFFEROR
                (Names of Filing Persons (Identifying Status as
                       Offeror, Issuer or Other Person))


                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081


--------------------------------------------------------------------------------
                 (Name, Address, and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy To:

                                Gregory M. Chait
                                  Robert Barker
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

Transaction Valuation*                   Amount of Filing Fee**
----------------------                   ----------------------
$609,900.00                              $56.11

*  For purposes of calculating the fee only.
** Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   __________       Filing Party:   __________

Form or Registration No.:  _________       Date Filed:    ___________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer               [ ] going-private transaction subject
    subject to Rule 14d-1.                     to Rule 13e-3.


[ ] issuer tender offer subject            [ ] amendment to Schedule 13D
    to Rule 13e-4.                             under Rule 13d-2.



Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

         This Tender Offer Statement on Schedule TO relates to the tender offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase outstanding units of limited partnership interest of Shelter Properties I Limited Partnership, a South Carolina limited partnership, at a price of $190.00 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated May 13, 2002, and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement are filed with this Schedule TO as Exhibits 1, 2 and 3, respectively.

         The information in Exhibits 1-3 and 5-8 is incorporated in this Schedule TO by reference in answer to items 1 through 11 of Schedule TO.

         On May 24, 2002, AIMCO Properties, L.P. mailed a letter to the holders of units of Shelter Properties I Limited Partnership. A copy of that letter is filed as Exhibit 8.



Item 12.   Exhibits.

1 Offer to Purchase limited partnership units of Shelter Properties I Limited Partnership, dated May 13, 2002.

2 Letter of Transmittal and related instructions, dated May 11, 2002 (included as Annex II to the Offer to Purchase attached as Exhibit
         (1)(a)).

3        Acknowledgement and Agreement, dated May 13, 2002.

4 Letter, dated May 13, 2002, from AIMCO Properties, L.P., to the limited partners of Shelter Properties I Limited Partnership.

5 Third Amended and Restated Credit Agreement (Secured Revolving Credit Facility), dated as of November 6, 2001, by and among AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., Fleet National Bank, and First Union National Bank. (Exhibit 10.1 to AIMCO Properties, L.P.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed on November 14, 2001, is incorporated herein by this reference).

6 Annual Report of AIMCO Properties, L.P. for the year ended December 31, 2001 filed on Form 10-K405 on April 1, 2002 is incorporated herein by this reference.

7 Quarterly Report of AIMCO Properties, L.P. for the quarter ended March 31, 2002, filed on Form 10-Q on May 14, 2002, is incorporated herein by this reference.

8 Letter, dated May 24, 2002, from AIMCO Properties, L.P., to the limited partners of Shelter Properties I Limited Partnership.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 2002
                                  AIMCO PROPERTIES, L.P.

                                  By: AIMCO-GP, INC.
                                           (General Partner)

                                  By:      /s/ Patrick J. Foye
                                      ----------------------------------------
                                           Executive Vice President

                                  AIMCO-GP, INC.

                                  By:      /s/ Patrick J. Foye
                                      ----------------------------------------
                                           Executive Vice President

                                  APARTMENT INVESTMENT
                                  AND MANAGEMENT COMPANY

                                  By:      /s/ Patrick J. Foye
                                      ----------------------------------------
                                           Executive Vice President

                                  EXHIBIT INDEX

EXHIBIT
NUMBER   DESCRIPTION
------   ------------
1        Offer to Purchase limited partnership units of Shelter Properties I
         Limited Partnership, dated May 13, 2002.

2        Letter of Transmittal and related instructions, dated May 13, 2002
         (included as Annex II to the Offer to Purchase attached as Exhibit
         (1)(a)).

3        Acknowledgement and Agreement, dated May 13, 2002.

4 Letter, dated May 13, 2002, from AIMCO Properties, L.P., to the limited partners of Shelter Properties I Limited Partnership.

5        Third Amended and Restated Credit Agreement (Secured Revolving Credit
         Facility), dated as of November 6, 2001, by and among AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of
         America, N.A., Fleet National Bank, and First Union National Bank.
         (Exhibit 10.1 to AIMCO Properties, L.P.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed on November 14, 2001, is incorporated herein by this reference).

6        Annual Report of AIMCO Properties, L.P. for the year ended December 31,
         2001 filed on Form 10-K405 on April 1, 2002 is incorporated herein by this reference.

7        Quarterly Report of AIMCO Properties, L.P. for the quarter ended March
         31, 2002, filed on Form 10-Q on May 14, 2002, is incorporated herein by this reference.

8 Letter, dated May 24, 2002, from AIMCO Properties, L.P., to the limited partners of Shelter Properties I Limited Partnership.
